NO ACT

PE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001092

Received SEC

FEB 0 4 2009

Washington, DC 20549

February 4, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-4-09

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposal submitted to Citi by Madeleine M. McBride. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Madeleine M. McBride

FISMA & OMB Memorandum M-07-16

February 4, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

The proposal relates to director nominations.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(b). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citi relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022.

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by Madeline M. McBride

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are the stockholder proposal and supporting statement (the "Proposal") submitted by Madeline M. McBride (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 21, 2009 (the "Proxy Materials"). Also enclosed for filing is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rules 14a-8(b)(1) and 14a-8(i)(11) promulgated under the Exchange Act.

Rule 14a-8(b)(1) provides that a proposal may be omitted if the Proponent fails to meet the minimum ownership requirements.

Rule 14a-8(i)(11) provides that a proposal may be omitted if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2009.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Madeline M. McBride

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A (the "Proposal"), submitted by Madeleine M. McBride (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 21, 2009.

The Proposal states: "RESOLVED: That the stockholders of Citigroup, assembled in the Annual Meeting in person or by proxy, hereby request the Board of Directors to immediately adopt a resolution requiring that the Nomination and Governance Committee must nominate two candidates for each directorship to be filled by the voting of stockholders at annual meetings. Any person currently serving as a Director or Trustee of any entity on which an existing Board Member serves must be excluded from this list of new candidates, as well as any person who similarly serves on any Board, for profit or not for profit, of any member of Senior Management of Citigroup or any of its subsidiaries. At least two of these new second candidates for the Board positions must come from the religious or other not for profit world. Finally, any candidate who has served or is serving as a Senior Officer of a public company which has been accused of filing fraudulent financial reports and has either pled guilty and/or has paid a fine in excess of $50,000,000. as a result of this charge MUST BE EXCLUDED as a possible Board member of this company."

The Company believes that the Proposal may be properly omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(b) because the Proponent does not meet the minimum threshold required to submit a shareholder proposal and under 14a-8(i)(11) because the proposal is duplicative of a proposal earlier submitted by another proponent.

I. THE PROPOSAL MAY BE OMITTED BECAUSE THE PROPONENT DOES NOT MEET THE MINIMUM OWNERSHIP REQUIREMENTS IN RULE 14a-8(b).

To be eligible to submit a proposal, Rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Paragraph C.1.a. of Staff Legal Bulletin No. 14 (July 13, 2001) indicates that that in order to determine whether the shareholder satisfies the $2,000 threshold, the Staff reviews whether, on any date within 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on highest selling price as reported on The New York Stock Exchange. The Proponent's letter stated that she owns 62 shares. Using the SLB analysis, the Proponent's Citigroup shares have a market value of $1,457, based on a $23.50 per share price, which is the highest selling price per share reported on the New York Stock Exchange for Citigroup's common stock during the 60-day period prior to the submission of the Proposal. This amount is below the $2,000 threshold contained in Rule 14a-8(b).

Even at the highest selling price for all of fiscal year 2008 thus far, the market value of the Proponent's shares was $1,841, based on a $29.69 share price.

II. THE PROPOSAL MAY BE OMITTED BECAUSE IT SUBSTANTIALLY DUPLICATES A PROPOSAL SUBMITTED TO THE COMPANY BY ANOTHER PROPONENT ON JULY 23, 2008

Under Rule 14a-8(i)(11), a proposal may be excluded if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Proposal was received by the Company on November 13, 2008. The Proposal is substantially similar to a proposal submitted by Richard Dee and received by the Company on July 23, 2008, a copy of which is attached as Exhibit B to this letter.

Mr. Dee's proposal requests that the Board of Directors "adopt promptly a resolution requiring that the Nomination and Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings." The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other *(Rel. No. 34-12598 (Jul. 7, 1976))*. Also see *Sara Lee Corporation* (August 18, 2006) (proposal urging a charter or bylaw provision requiring an independent chairman substantially duplicates an earlier proposal requesting a board policy providing for an independent chairman); *Constellation Energy Group, Inc.* (Feb. 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); *Abbott Laboratories* (Feb. 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and *Siebel Systems, Inc.* (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received).

The Proposal substantially duplicates the Mr. Dee's proposal. The principal thrust and wording of the proposals are identical: *nominate two candidates for each directorship to be filled by the voting of stockholders at annual meetings*. To allow both of these proposals to be included in the 2009 Proxy Materials would be confusing to shareholders and frustrate the policy behind Rule 14a-8(i)(11).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(i)(11).

Exhibit A

RECEIVED

NOV 13 2008

SHELLEY DROPKIN

MADELEINE M McBride

FISMA & OMB Memorandum M-07-16

RECEIVED
NOV 13 2008
MICHAEL S. HELFER

Mr. Michael S Helfer
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, NY 10043

VIA FAX: 212-793-7600

→ Shelley Dropkin 2009 Annual Shareholder Proposal folder

RE: Stockholder Proposal

MICHAEL S. HELFER
General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10022
212-559-5152 11/13/08

November 13, 2008

Dear Mr. Helfer:

I would like to have the following Stockholder Proposal included in the Proxy for the 2009 shareholder vote. I currently own 62 shares of Citigroup common stock.

PROPOSAL

RESOLVED: "That the stockholders of Citigroup, assembled in the Annual Meeting in person or by proxy, hereby request the Board of Directors to immediately adopt a resolution requiring that the Nomination and Governance Committee must nominate two candidates for each directorship to be filled by the voting of stockholders at annual meetings. Any person currently serving as a Director or Trustee of any entity on which an existing Board Member serves must be excluded from this list of new candidates, as well as any person who similarly serves on any Board, for profit or not for profit, of any member of Senior Management of Citigroup or any of its subsidiaries. At least two of these new second candidates for the Board positions must come from the religious or other not for profit world. Finally, any candidate who has served or is serving as a Senior Officer of a public company which has been accused of filing fraudulent financial reports and has either pled guilty and/or has paid a fine in excess of $50,000,000 as a result of this charge MUST BE EXCLUDED as a possible Board member of this company."

<u>Supporting Statement</u>

Citigroup has a broken business model. This company has, in the last 4 years, lost as much money as it made in the prior 15 years in total. Even though the current financial meltdown has adversely affected almost all financial organizations, Citigroup has been almost unique in that our company wrote off tens of

Madeleine McBride

BILLIONS well before the present crisis. Further, Citigroup has changed top management twice during the past several years, selected by the Board of Directors, to no avail. The Board has chosen Governance Committees which has failed in their responsibilities. The Board has selected Compensation Committees which have awarded obscene financial packages to these very members of top management who have been "managing" the company. They have even awarded continued use of corporate assets to former top managers whom have failed to carry out their responsibilities.
This Board of Directors has, in a word, failed to DIRECT. Stockholders have only one remedy at present- Vote AGAINST each and every one of the current Board members. But IF the stockholders adopt this PROPOSAL, we will have an opportunity to hold our elected Board of Directors accountable for their actions.

If you agree with this Proposal, please mark your Proxy ballots accordingly.

Madeleine M. McBride

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 [illegible]
F 212 793 7600
[illegible]

VIA UPS

November 14, 2008

Madeleine M. McBride

FISMA & OMB Memorandum M-07-16

Dear Ms. McBride:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup's stockholders at the Annual Meeting in April 2009.

Please be advised that your proposal may be omitted from the Company's proxy materials under the rules and regulations of the Securities & Exchange Commission because it substantially duplicates another proposal previously submitted to Citigroup by another proponent that will be included in Citigroup's proxy materials for the 2009 Annual Meeting.

In addition, under SEC rules, in order to be eligible to submit a proposal, a stockholder must own at least $2,000 in market value or 1% of the Company's stock for a period of one year prior to submitting the proposal. The market value of your ownership is under $2,000. Therefore you do not meet the minimum threshold required to submit a shareholder proposal.

Accordingly, we request that you consider withdrawing your proposal by executing the attached withdrawal form and mailing it back to the Company in the enclosed envelope.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for Citigroup's ("Company") agreement to include in its 2009 proxy materials a stockholder proposal substantially duplicative of the one I submitted and received by the Company prior to my submission for the Company's 2009 annual meeting, the Proponent does hereby withdraw the Proposal.

____

Madeleine M. McBride

Dated: November __, 2008

Shelley Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

[illegible]
[illegible]
gropkins@citi.com

VIA UPS

December 5, 2008

Madeleine M. McBride

FISMA & OMB Memorandum M-07-16

Dear Ms. McBride:

This is in connection with Citigroup's letter dated November 14, 2008, a copy of which is enclosed. Given that you have not met the ownership requirements to submit a proposal for consideration by stockholders of Citigroup at the April 2009 annual meeting, we request that you execute the attached withdrawal form and mail it back to Citigroup in the enclosed envelope.

In addition, as we noted in the November 14 letter, the proposal you submitted substantially duplicates another proposal previously submitted to Citigroup by another proponent. That proposal will be included in Citigroup's proxy materials for the 2009 Annual Meeting.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosure

RECEIVED

JUL 28 2008

SHELLEY DROPKIN

RICHARD A. DEE

RECEIVED
JUL 23 2008
MICHAEL S. HELFER

By Fax To (212) 793-5300

July 23, 2008

Michael S. Helfer
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, N.Y. 10043

MICHAEL S. HELFER
General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10022
212-559-5152

7/24/08

Re: Stockholder Proposal for 2009 Proxy Statement

Dear Mr. Helfer:

Enclosed please find my Stockholder Proposal to be included in the Citigroup Inc. Proxy Statement for the 2009 Annual Stockholders' Meeting.

The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

Please print the Proposal as submitted with respect to the order, paragraphing, and uses of bold type.

I currently own 120 shares of Citigroup Inc. common stock (7/23/08 market value $2530), and I have owned the qualifying shares continuously for many years. I will continue to own such qualifying shares through the date on which the Annual Meeting will be held.

Please acknowledge receipt of Proposal at your earliest convenience.

Sincerely,

Richard A. Dee

Enclosure (2-page Stockholder Proposal)

115 East 89th Street New York, N.Y. 10128 (917) 882-8751 FAX (212) 831-0102

RICHARD A. DEE

Stockholder Proposal – 2009 Proxy Statement
Citigroup Inc.
Submitted July 23,2008

"The purpose of this proposal is to enable the owners of Citigroup, its stockholders, to actually "elect" Directors. Its approval will be a first step toward enabling corporate owners to participate in choosing and empowering those responsible for Citigroup's future.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Nomination and Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"Stockholders of publicly-owned companies have been made to believe that they 'elect' directors. Not True. Without a 'choice" of candidates, there is no real "Election of Directors". What occurs is simply a "ratification" of the only candidates offered.

"Citigroup opposed and defeated my similar 2008 Proposal, charging, incorrectly, that what I proposed:

> "would inappropriately politicize the process of electing our board and potentially alienate many talented candidates who would choose not to be nominees in this type of election. Moreover, the divisiveness created by competing slates of nominees, some of whom would be supported by the [Nominating and Governance] committee and some of whom would not have the benefit of such support, would potentially undermine the effectiveness of the board that is ultimately elected."

"Is there anything wrong with having a board that is "politicized" to the extent that its members actually and democratically have been elected?

"Far too many business executives/directors are neither accustomed to nor happy with competing for positions. On the other hand, their careers show them to have been excellent politicians when it comes to impressing some for whom they have worked. Understandably, many supposedly "talented candidates would choose not to be nominees in this type of election". No Surprise. Their credentials and proven effectiveness as business managers would be subjected to unwanted scrutiny - by public stockholders.

RICHARD A. DEE
Stockholder Proposal – 2009 Proxy Statement
Citigroup Inc.
Submitted July 23,2008

"Citigroup spoke of "competing slates of nominees". What I propose has nothing to do with "slates". All nominees would continue to be selected and proposed by the **Nomination and Governance Committee.** All candidates would stand as equals, and those who received the highest numbers of shares voted in their favor (based on the number of positions to be filled) would become directors.

"Why do unopposed candidates need what Citigroup called "support"? Citigroup simply does not want to seek and nominate new director candidates who might end up replacing "good old reliables", and if it nominated bozos, it might be obvious. I am convinced that the "effectiveness" of the board would be improved considerably if new faces are a possibility that becomes a reality.

"If approved, this proposal will enable Citigroup stockholders to bring about director turnover – and replace any or all directors if they become dissatisfied with the results of their policies and/or company performances. That is not a happy prospect even for those able to nominate their successors.

"Please vote FOR this proposal."

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
[illegible] Park Avenue
[illegible] Floor
New York, NY [illegible]

[illegible]

citi

August 5, 2008

Mr. Richard A. Dee

FISMA & OMB Memorandum M-07-16

Dear Mr. Dee:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2009.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities that you have held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

END